EXHIBIT 99.1

The following is a summary of the Group’s investment properties as of June 30, 2018 prepared in accordance with SEC Regulation S-X 12-28 (all amounts in millions, except otherwise indicated):

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Operations Center in Argentina (1)
Abasto Shopping	-	10	431	22	10	453	463	1	6,661	7,125	Nov-98	Jul-94
Alto Palermo Shopping	-	9	595	25	9	620	629	1	6,540	7,170	Oct-90	Nov-97
Alto Avellaneda	-	18	299	39	18	338	356	-	4,187	4,543	Oct-95	Dec-97
Alcorta Shopping	-	11	190	53	11	243	254	1	3,287	3,542	Jun-92	Jun-97
Alto Noa	-	-	68	21	-	89	89	-	995	1,084	Sep-94	Mar-95
Buenos Aires Design	-	-	64	8	-	72	72	-	(61)	11	Nov-93	Nov-97
Patio Bullrich	-	10	221	23	10	244	254	-	1,637	1,891	Sep-88	Oct-98
Alto Rosario	-	26	138	34	26	172	198	3	3,177	3,378	Nov-04	Nov-04
Mendoza Plaza	-	11	173	32	11	205	216	5	1,519	1,740	Jun-94	Dec-94
Dot Baires Shopping	-	100	322	22	100	344	444	2	4,169	4,615	May-09	Nov-06
Córdoba Shopping	Antichresis	1	113	12	1	125	126	-	986	1,112	Mar-90	Dec-06
Distrito Arcos	-	-	-	295	-	295	295	-	765	1,060	-	Nov-09
Alto Comahue	-	1	10	297	1	307	308	-	564	872	-	May-06
Patio Olmos	-	12	21	-	12	21	33	1	224	258	May-95	Sep-07
Soleil Premium Outlet	-	23	56	82	23	138	161	1	1,315	1,477	-	Jul-10
Dot building	-	13	46	10	13	56	69	1	1,234	1,304	Sep-10	Nov-06
Bouchard 710	-	40	20	4	40	24	64	2	1,815	1,881	-	Jun-05
Bouchard 551	-	5	3	-	5	3	8	-	89	97	-	Mar-07
Intercontinental Plaza	-	2	28	1	2	29	31	-	111	142	Jun-96	Nov-97
BankBoston Tower	-	78	61	-	78	61	139	1	1,868	2,008	-	Aug-07
República Building	-	111	86	1	111	87	198	1	2,473	2,672	-	Apr-08
La Adela	-	215	-	-	215	-	215	-	218	433	-	Jul-14
Phillips Building	-	-	469	-	-	469	469	-	334	803	-	Jun-17
Others	-	21	24	109	21	133	154	-	1,228	1,382	N/A	N/A

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Operations Center in Israel
Tivoli (2)	-	150	1,881	4,864	481	6,414	6,895	-	(1,080)	5,815	Apr-11	Oct-15
Kiryat Ono Mall (3)	-	392	731	2,770	1,262	2,631	3,893	-	21	3,914	Nov-07	Oct-15
Shopping Center Modi’in A (3)	Mortgage	223	289	1,221	718	1,015	1,733	-	34	1,767	Aug-05	Oct-15
HSBC (2)	Mortgage	5,753	2,136	16,174	18,511	5,552	24,063	-	1,131	25,194	1927-1984	Oct-15
Matam park - Haifa (3)	Mortgage	576	2,920	8,909	1,854	10,551	12,405	-	417	12,822	1979-2015	Oct-15
Holon (3)	-	201	152	1,568	647	1,274	1,921	-	4	1,925	1960-1985	Jan-16
Herzeliya North (3)	-	944	1,515	6,246	3,038	5,667	8,705	-	298	9,003	1996-2015	Oct-15
Gav-Yam Center - Herzeliya (3)	Mortgage	748	817	3,573	2,407	2,731	5,138	-	38	5,176	1997-2006	Oct-15
Neyar Hadera Modi’in (3)	-	186	272	1,216	600	1,074	1,674	-	(9)	1,665	-	Oct-15
Gav yam park - Beer Sheva (3)	Mortgage	34	407	1,838	110	2,169	2,279	-	128	2,407	-	Oct-15
Ispro planet -BeerSheva -Phase 2 (3)	-	154	294	1,834	497	1,785	2,282	-	(191)	2,091	-	Oct-15
Others (3)	-	1,557	3,717	12,632	5,010	12,896	17,906	-	956	18,862	N/A	N/A
Total Rental properties		11,635	18,569	63,935	35,852	58,287	94,139	20	47,082	141,241
Undeveloped parcels of land
Operations Center in Argentina (1)
Building annexed to Dot	-	25	-	-	25	-	25	-	1,074	1,099	-	Nov-06
Luján plot of land	-	42	-	-	42	-	42	-	264	306	-	May-12
Caballito – Ferro plot of land	-	46	-	73	46	73	119	-	256	375	-	Nov-97
Santa María del Plata	-	159	-	-	159	-	159	-	5,854	6,013	-	Jul-97
La Plata plot of land	-	154	-	-	154	-	154	-	64	218	-	Mar-18
Others	-	12	-	26	12	26	38	-	515	553	N/A	N/A
Operations Center in Israel
Tivoli (2)	-	336	-	337	673	-	673	-	(302)	371	Apr-11	Oct-15
Others (3)	-	858	5	2,419	2,762	520	3,282	-	391	3,673	N/A	Oct-15
Total undeveloped parcels of land		1,632	5	2,855	3,873	619	4,492	-	8,116	12,608

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Properties under development
Operations Center in Argentina (1)
PH Office Park	-	31	-	816	31	816	847	38	698	1,583	in progress	Nov-06
Alto Palermo Shopping Annex	-	38	-	32	38	32	70	-	114	184	in progress	Jun-06
Alto Comahue	-	-	-	120	-	120	120	-	-	120	in progress	-
Catalinas Norte	-	132	-	196	132	196	328	14	1,149	1,491	in progress	May-10
Others		-	-	112	-	112	112	-	-	112	N/A	N/A
Operations Center in Israel
Tivoli (2)	-	32	456	702	103	1,087	1,190	-	(638)	552	in progress	Oct-15
Ispro Planet -Beer Sheva -Phase 2 (3)	-	42	44	217	134	169	303	-	(51)	252	in progress	Oct-15
Amot tozeret H'aaretz (3)	-	230	118	2,072	742	1,678	2,420	-	357	2,777	in progress	Oct-15
Others (3)	-	71	49	1,677	229	1,568	1,797	-	9	1,806	in progress	Oct-15
Total properties under development		576	667	5,944	1,409	5,778	7,187	52	1,638	8,877
Total		13,843	19,241	72,734	41,134	64,684	105,818	72	56,836	162,726

(1) Properties located in Argentina.
(2) Properties located in United States of America.
(3) Properties located in Israel.

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